UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                             Phase III Medical, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    71721N108
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                                 (CUSIP Number)

                              Robert J. Aholt, Jr.
                           c/o Phase III Medical, Inc.
                       330 South Service Road, Suite 120
                               Melville, NY 11747
                                  310-748-1734
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Aholt, Jr. Family Trust dated 2/17/97
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable.
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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:           7,282,913* **
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      7,282,913* **
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  7,282,913* **
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   14.2%**
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14. Type of Reporting Person (See Instructions):   OO
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*   Aholt, Jr. Family Trust dated 2/17/97,  a trust organized under  the laws of the State of California (the "Trust"), acquired 7,282,913 shares of common stock, par value $0.001 per share (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"), pursuant to a subscription agreement, dated as of September 13, 2004, between the Trust and the Company, as amended, modified or supplemented. Robert J. Aholt, Jr., as the trustee of the Trust, is deemed to beneficially own 7,282,913 shares of Common Stock, or 14.2% of the outstanding shares of Common Stock.

** Based upon information provided by the Company, as of July 20, 2005, there were issued and outstanding 51,334,982 shares of Common Stock.

Cusip No.         71721N108
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Robert J. Aholt, Jr.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable.
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:          12,191,024* **
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:     12,191,024* **
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               12,191,024* **
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   23.7%***
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   IN, HC
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*   Includes 7,282,913 shares of common  stock,  par value $0.001 per share (the
"Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"), acquired by Aholt, Jr. Family Trust dated 2/17/97, a trust organized under the laws of the State of California (the "Trust") pursuant to a subscription agreement, dated as of September 13, 2004, between the Trust and the Company, as amended, modified or supplemented. Robert J. Aholt, Jr., as the trustee of the Trust, is deemed to beneficially own 7,282,913 shares of Common Stock, or 14.2% of the outstanding shares of Common Stock.

** Includes 1,000,000 shares of Common Stock issuable upon exercise of options held by Mr. Aholt exercisable within sixty days; excludes 500,000 shares of Common Stock issuable upon exercise of options held by Mr. Aholt not exercisable within sixty days.

*** Based upon information provided by the Company, as of July 20, 2005, there were issued and outstanding 51,334,982 shares of Common Stock.

     Robert J. Aholt, Jr. ("Mr. Aholt") and the Aholt, Jr. Family Trust dated 2/17/97 (the "Trust") hereby amend the Schedule 13D as of the date hereof, relating to the shares of common stock, par value $.001 per share (the "Common Stock"), of Phase III Medical, Inc. (the "Company"), as follows:


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

This section is hereby amended and restated as follows:

          Pursuant to the Subscription Agreement, dated September 13, 2003, between the Company and the Trust (as amended, modified or supplemented, the "Subscription Agreement"), the Trust acquired 7,282,913 shares of Common Stock (the "Trust Shares"). The Trust paid an aggregate of $650,000 for the Trust Shares out of the Trust's funds.

          Pursuant to the terms of the Subscription Agreement, the parties agreed that upon maturity of a promissory note made by the Company in favor of Mr. Aholt on August 30, 2004 (the "Note"), the Company would repay the Note in shares of Common Stock, at a per share conversion price equal to 85% of the average of the closing price of one share of Common Stock on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board (the "Bulletin Board") for the five (5) days immediately preceding the maturity date of the Note, or, if the Common Stock is not then traded on the Bulletin Board, at 85% of fair market value as determined by the Board of Directors of the Company. The Note, which was made in the principal amount of $100,000, bore interest at a rate of 20% per annum and matured on February 28, 2005. On February 20, 2005, Mr. Aholt converted the principal amount of the note and all accrued interest into 1,960,784 shares of Common Stock. Mr. Aholt loaned the principal amount of the Note to the Company with funds from the Trust.

          Pursuant to the terms of a letter agreement, dated September 13, 2004, between the Company and Mr. Aholt (as amended, modified or supplemented, the "Letter Agreement"), pursuant to which the Company appointed Mr. Aholt as its Chief Operating Officer, Mr. Aholt acquired 477,679, 800,898 and 668,750 shares of Common Stock on each of January 1, 2005, April 1, 2005, and July 1, 2005, respectively, as partial consideration for services provided by Mr. Aholt as Chief Operating Officer. Reference is made to the description of the Letter Agreement set forth under Item 4 hereof.

          On May 4, 2004, the Company's Board of Directors granted Mr. Aholt, subject to stockholder approval, which was obtained on July 20, 2005, an option to purchase up to 1,500,000 shares of Common Stock (the "Option") pursuant to the Company's 2003 Equity Participation Plan (the "2003 EPP"). The Option has an exercise price equal to $0.06 per share and vested and became exercisable as to 1,000,000 shares on the date of grant and vests and becomes exercisable as to the remaining 500,000 shares on the first anniversary of the date of grant, and remains exercisable as to any vested portion thereof in accordance with the terms of the 2003 EPP and the stock option agreement. If Mr. Aholt pays the exercise price of the Option with shares of Common Stock, the plan committee appointed by the Board of Directors may, in its discretion, grant Mr. Aholt an option with a reload feature, pursuant to which a reload stock option, which would be granted at the same time that payment is received on the option exercise, would grant Mr. Aholt the option to purchase (i) the number of shares of Common Stock equal to the sum of the number of shares used to exercise the Option (or the number of shares not received if Mr. Aholt paid the option price by receiving a reduced number of shares on exercise), or (ii) in the case of non-qualified stock options, the number of shares of Common Stock used to satisfy any tax withholding requirement related to the exercise of such option.

Item 4.   Purpose of Transaction
          ----------------------

This section is hereby amended and restated as follows:

          Each of the Trust and Mr. Aholt acquired the  securities  described in
Item 3 hereof for investment purposes.

          On September 13, 2004, simultaneously with the execution of the Subscription Agreement, the Company and Mr. Aholt entered into the Letter Agreement, pursuant to which the Company appointed Mr. Aholt as its Chief Operating Officer. Subject to the terms and conditions of the Letter Agreement, the term of Mr. Aholt's employment in such capacity is for a period of three (3) years from September 13, 2004 (the "Term"). In consideration for Mr. Aholt's services under the Letter Agreement, Mr. Aholt is entitled to receive a monthly salary of $4,000 during the first year of the Term, $5,000 during the second year of the Term, and $6,000 during the third year of the Term. Pursuant to the terms of the Letter Agreement, from the date thereof until September 30, 2005, in further consideration for Mr. Aholt's services under the Letter Agreement, on January 1, 2005 and on the first day of each calendar quarter thereafter during the Term, Mr. Aholt is entitled to receive shares of Common Stock with a "Dollar Value" of $26,750.00, $27,625.00 and $28,887.50, respectively, during the first, second and third years of the Term. The per share price (the "Price") of each share granted to determine the Dollar Value shall be the average closing price of one share of Common Stock on the Bulletin Board for the five (5) consecutive trading days immediately preceding the date of grant of such shares; provided, however, that if the Common Stock is not then listed or quoted on an exchange or association, the Price will be the fair market value of one share of Common Stock as of the date of grant as determined in good faith by the Board of Directors of the Company. The number of shares of Common Stock for each quarterly grant shall be equal to the quotient of the Dollar Value divided by the Price. The shares granted are subject to a one year lockup as of the date of each grant. Pursuant to the terms of the Letter Agreement, Mr. Aholt was issued 477,679, 800,898 and 668,750 shares of Common Stock on each of January 1, 2005, April 1, 2005 and July 1, 2005, respectively.

          On May 4, 2005, the Board approved an amendment to the Letter Agreement, subject to stockholder approval, which was obtained on July 20, 2005. The amendment to the Letter Agreement (a) replaced the provision of the Letter Agreement pursuant to which Mr. Aholt is compensated in shares of Common Stock with a provision pursuant to which he will be compensated solely in cash, effective as of September 30, 2005; (b) replaced the provision of the Letter Agreement pursuant to which Mr. Aholt's compensation accrues on a monthly and/or quarterly basis with a provision pursuant to which his compensation will be paid in accordance with the Company's normal payroll practices, effective as of September 30, 2005; and (c) provided for a minimum annual bonus of $12,000, payable in January of each year during the term of his employment, commencing in January 2006.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

This section is hereby amended and restated as follows:

          Based on the information from the Company, as of July 20, 2005, there were issued and outstanding 51,334,982 shares of Common Stock. As of such date, Mr. Aholt beneficially owned 4,908,111 shares of Common Stock, or 9.6% of the issued and outstanding shares of Common Stock. As of such date, the Trust beneficially owned 7,282,913 shares of Common Stock, or 14.2% of the outstanding shares of Common Stock, and as the trustee of the Trust, Mr. Aholt is deemed to be the beneficial owner such shares and has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by the Trust. Mr. Aholt is the beneficial owner of, in the aggregate, 12,191,024 shares of Common Stock, or 23.7% of the outstanding shares of Common Stock. Mr. Aholt has the sole power to vote and the sole power to dispose of such shares.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or Mr. Aholt or any person or entity controlled by the Trust or any person or entity for which the Trust possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or any person or entity controlled by Trust or any person or entity for which the Trust possesses voting control over the securities thereof.

          No other person is known by the Trust or Mr. Aholt to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Aholt or the Trust.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 2005

                                           AHOLT, JR. FAMILY TRUST DATED 2/17/97


                                       By: /s/ Robert J. Aholt, Jr.
                                          --------------------------------------
                                               Robert J. Aholt, Jr., Trustee





                                           /s/ Robert J. Aholt, Jr.
                                           -------------------------------------
                                               Robert J. Aholt, Jr.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).